UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___

Signatures
Notice of Annual General Meeting of Shareholders and Proxy Statement for 2008 Annual General Meeting
Proxy Card for 2008 Annual General Meeting

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION
(Registrant)

Date: July 29, 2008	By:	/s/ Charles Chao Charles Chao
President and Chief Executive Officer

SINA CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held September 8, 2008

     On Monday, September 8, 2008, SINA Corporation, a Cayman Islands company (the “Company”), will hold its Annual General Meeting of Shareholders at JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. The meeting will begin at 10:00 a.m. local time.
     Only shareholders registered in the Company’s register of members at the close of business on July 11, 2008 are entitled to vote at this meeting or any adjournment that may take place. At the meeting ordinary resolutions will be proposed as follows:
•	The election of three Class III directors;

•	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year;
and a special resolution will be proposed as follows:
•	The amendment and restatement of the Amended and Restated Articles of Association of the Company in its entirety by adopting a Second Amended and Restated Articles of Association in the form attached to the Notice of Annual General Meeting of Shareholders at which this resolution will be considered.
In addition, the Meeting will transact any other business properly brought before the meeting.
     You can find more information about each of these items, including the nominees for directors, in the attached Proxy Statement.
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
SHAREHOLDER MEETING TO BE HELD ON SEPTEMBER 8, 2008
     Pursuant to new rules promulgated by the Securities and Exchange Commission, we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This Proxy Statement and our 2007 Annual Report to Shareholders are available at http://phx.corporate-ir.net/phoenix.zhtml?c=121288&p=irol-Proxy.
     Our Board of Directors recommends that you vote in favor of all of the proposals outlined in this Proxy Statement.
     We cordially invite all shareholders to attend the Annual General Meeting in person. However, a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a member of the Company. Whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your proxy card and then decide to attend the Annual General Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the attached Proxy Statement.
By Order of the Board of Directors,

Charles Chao
President, Chief Executive Officer and
Member of the Board of Directors
Shanghai, China
July 16, 2008
YOUR VOTE IS IMPORTANT!
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN,
DATE AND MAIL PROMPTLY THE ACCOMPANYING PROXY CARD IN THE ENCLOSED
RETURN ENVELOPE. THIS WILL ENSURE THE PRESENCE OF A QUORUM AT THE MEETING.
IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN IF
YOU HAVE PREVIOUSLY SENT IN YOUR PROXY CARD.

SINA CORPORATION
Room 1802
United Plaza, No. 1468
Nanjing West Road
Shanghai 200040
China

PROXY STATEMENT
for the
2008 Annual General Meeting of Shareholders
To Be Held September 8, 2008

     Our Board of Directors is soliciting proxies for the 2008 Annual General Meeting of Shareholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.
     The Board set July 11, 2008 as the record date for the meeting. Shareholders of record who are registered in the Company’s register of members on that date are entitled to vote at and attend the meeting, with each share entitled to one vote. 55,823,480 ordinary shares were outstanding on the record date.
     In this Proxy Statement:
•	“We,” “us,” “our,” “SINA” and the “Company” refer to SINA Corporation

•	“Annual General Meeting” or “Meeting” means our 2008 Annual General Meeting of Shareholders

•	“Board of Directors” or “Board” means our Board of Directors

•	“SEC” means the Securities and Exchange Commission
     We have summarized below important information with respect to the Annual General Meeting.
TIME AND PLACE OF THE ANNUAL GENERAL MEETING
     The Annual General Meeting is being held on Monday, September 8, 2008 at 10:00 a.m. local time at JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong.
     All shareholders who owned shares in the capital of the Company as of July 11, 2008, the record date, may attend the Annual General Meeting.
PURPOSE OF THE PROXY STATEMENT AND PROXY CARD
     You are receiving a Proxy Statement and proxy card from us because you owned shares of our ordinary shares on July 11, 2008, the record date. This Proxy Statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.
     When you sign the proxy card, you may appoint Charles Chao and Herman Yu as your representatives at the Meeting or such other individual that you choose to name. If you name Charles Chao, our President and Chief Executive Officer, and Herman Yu, our Chief Financial Officer, as your representatives at the Meeting, they will vote your shares, as you have instructed them on the proxy card, at the Meeting. This way, your shares will be voted whether or not you attend the Annual General Meeting. Even if you plan to attend the Meeting, it is a good idea to complete, sign and return your proxy card in advance of the Meeting in case your plans change.

PROPOSALS TO BE VOTED ON AT THIS YEAR’S ANNUAL GENERAL MEETING
     At the meeting, ordinary resolutions will be proposed as follows:
•	The election of three Class III directors;

•	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year;
and a special resolution will be proposed as follows:
•	The amendment and restatement of the Amended and Restated Articles of Association of the Company in its entirety by adopting a Second Amended and Restated Articles of Association in the form attached to the Notice of Annual General Meeting of Shareholders at which this resolution will be considered.
In addition, the Meeting will transact any other business properly brought before the Meeting.
     The Board of Directors recommends a vote FOR each proposal.
VOTING PROCEDURE
You may vote by mail.
     To vote by mail, please sign your proxy card and return it in the enclosed, prepaid and addressed envelope prior to the Meeting. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct.
You may vote in person at the Meeting.
     We will pass out written ballots to anyone who wants to vote at the Meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the Meeting. Holding shares in “street name” means your shares in the capital of the Company are held in an account by your stockbroker, bank, or other nominee, and the share certificates and record ownership are not in your name. If your shares are held in “street name” and you wish to attend the Annual General Meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the Annual General Meeting.
You may change your mind after you have returned your proxy.
     If you change your mind after you return your proxy, you may revoke your proxy up to two hours before the Meeting or later in the discretion of the Chairman of the Meeting. You may do this by:
•	submitting a notice of revocation,

•	signing another proxy with a later date, or

•	voting in person at the Annual General Meeting.
MULTIPLE PROXY CARDS
     If you received more than one proxy card, it means that you hold shares in more than one account. Please sign and return all proxy cards to ensure that all your shares are voted.
QUORUM REQUIREMENT
     Shares are counted as present at the Meeting if the shareholder either:
•	is present in person at the meeting, or

•	has properly submitted a proxy card.
     One-third of our outstanding shares as of the record date must be present at the Meeting (either in person or by proxy) in order to hold the Annual General Meeting and conduct business. This is called a “quorum.”

CONSEQUENCES OF NOT RETURNING YOUR PROXY; BROKER NON-VOTES
     If your shares are held in your name, you must return your proxy (or attend the Annual General Meeting in person) in order to vote on the proposals. If your shares are held in street name and you do not vote your proxy, your brokerage firm may either:
•	vote your shares on routine matters, or

•	leave your shares unvoted.
     Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers may vote such shares on behalf of their clients with respect to “routine” matters (such as the election of directors or the ratification of auditors), but not with respect to non-routine matters (such as the amendment and restatement of our Amended and Restated Articles of Association or a proposal submitted by a shareholder). If the proposals to be acted upon at any meeting include both routine and non-routine matters, the broker may turn in a proxy card for uninstructed shares that vote FOR the routine matters, but expressly states that the broker is not voting on non-routine matters. This is called a “broker non-vote.”
      Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast.
     We encourage you to provide instructions to your brokerage firm by voting your proxy. This ensures that your shares will be voted at the meeting.
EFFECT OF ABSTENTIONS
     Abstentions are counted as shares that are present for the purposes of determining the presence of a quorum, but are not counted as votes for or against any matter submitted to the shareholders for a vote.
REQUIRED VOTE
     Assuming a quorum is present:
•	the election of each of the three nominees as directors and the ratification of the independent auditors will require the affirmative vote of a majority of shares voting either in person or cast by proxy at the Meeting; and

•	As a special resolution, the amendment and restatement of our Amended and Restated Articles of Association in its entirety by the adoption of a Second Amended and Restated Articles of Association will require the affirmative vote of at least three-fourths (3/4ths) of shares voting either in person or cast by proxy at the Meeting.
VOTE SOLICITATION; EXPENSES
     SINA Corporation is soliciting your proxy to vote your shares at the Annual General Meeting. In addition to this solicitation by mail, our directors, officers, and other employees may contact you by telephone, Internet, in person or otherwise to obtain your proxy. These persons will not receive any additional compensation for assisting in the solicitation. We will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners. We will reimburse these entities and our transfer agent for their reasonable out-of-pocket expenses in forwarding proxy material.
VOTE TABULATION
     Votes cast by proxy or in person at the Annual General Meeting will be counted by the Inspector of Elections with the assistance of our transfer agent. The Inspector of Elections will also determine whether a quorum is present at the Annual General Meeting.
     The shares represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the Annual General Meeting. If the proxy card specifies a choice with respect to any matter to be acted on, the shares will be voted in accordance with that specified choice. Any proxy card which names Charles

Chao and Herman Yu as your representatives and is returned but not marked will be voted FOR the election of each of the director nominees, FOR ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditors of the Company, FOR amendment and restatement of our Amended and Restated Articles of Association, and as the proxy holders deem desirable for any other matters that may come before the Meeting. Broker non-votes will not be considered as voting with respect to any matter for which the broker does not have voting authority.
OTHER BUSINESS
     Because we did not receive notice of any other proposals to be brought before the Meeting by April 1, 2008, we do not know of any business to be considered at the Annual General Meeting other than the proposals described in this Proxy Statement. However, if any other business is properly presented at the Annual General Meeting, your signed proxy card gives authority to your proxy holder to vote on such matters at their discretion.
PROPOSALS FOR 2009 ANNUAL GENERAL MEETING
     We anticipate that our 2009 Annual General Meeting will be held in June 2009. To have your proposal included in our proxy statement for the 2009 Annual General Meeting, you must submit your proposal in writing by April 1, 2009 to Cathy Peng, Stock Administration Department, SINA Corporation, 20F Beijing Ideal International Plaza, No.58 Northwest 4th Ring Road, Haidian, Beijing 100080, China.
     If you submit a proposal for the 2009 Annual General Meeting after April 1, 2009, the Board may or may not, at their discretion, present the proposal at the meeting, and the proxies for the 2009 Annual General Meeting of Shareholders will confer discretion on the management proxy holders to vote against your proposal.
     Each shareholder’s notice must contain the following information as to each matter the shareholder proposes to bring before the annual meeting: (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and appropriate biographical information and a statement as to the qualification of the nominee; (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Company’s books, and of such beneficial owner and (ii) the number of shares of the Company’s ordinary shares which are owned beneficially and of record by such shareholder and such beneficial owner.
     A copy of the full text of the provisions of the Company’s Amended and Restated Articles of Association dealing with shareholder nominations and proposals is available to shareholders from the Secretary of the Company upon written request.

PROPOSAL NO. 1
ELECTION OF CLASS III DIRECTORS
     We have nominated three candidates for election to the Board this year. Detailed information on each of the nominees is provided below.
     Our Amended and Restated Articles of Association currently authorize a Board of not less than two directors and the classification of the Board into three classes serving staggered terms. At each annual general meeting, the terms of one class of directors will expire. The directors whose terms expire each year will be those who have been in office the longest since their last election. A director whose term is expiring will remain in office until the close of the meeting at which his or her term expires, and will be eligible for re-election at that meeting. Our Amended and Restated Articles of Association also provide that any newly appointed director shall hold office only until the next annual general meeting at which time such director shall be eligible for re-election by the shareholders. The Company currently has nine directors.
     The Class III directors whose terms expire at the Annual General Meeting are Pehong Chen, Lip-Bu Tan and Yichen Zhang. Assuming that the size of our board remains between 7 and 9 members, the Class I directors whose terms expire at our 2009 Annual General Meeting are Charles Chao and Yan Wang, and the Class II directors whose terms expire at our 2010 Annual General Meeting are Hurst Lin, Ter Fung Tsao and Song-Yi Zhang.
     At the Annual General Meeting, the shareholders will elect a total of three directors, all of whom shall be Class III directors. If elected, the Class III directors will serve until the 2011 Annual General Meeting. In the event any nominee is unable or unwilling to serve as a director at the time of the Annual General Meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present Board or the proxy holders to fill such vacancy, or for the balance of the nominees named without nomination of a substitute, or the size of the Board may be reduced in accordance with our Amended and Restated Articles of Association. The Board has no reason to believe that any of the persons named below will be unable or unwilling to serve as a nominee or as a director if elected.
NOMINEES FOR THE BOARD OF DIRECTORS
     The name and certain information of each nominee is set forth below:

Name	Age	Position
Pehong Chen	50	Director (Class III Director)
Lip-Bu Tan	48	Director (Class III Director)
Yichen Zhang	44	Director (Class III Director)
     Pehong Chen has served as a director since March 1999. Mr. Chen has been the Chief Executive Officer, President and Chairman of the Board of Broadvision, Inc., a software applications company, since May 1993. Prior to founding Broadvision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was president of Gain Technology, a multimedia software tools company, which was acquired by Sybase. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.
     Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is currently a director of Creative Technology Ltd., a multimedia technology company, Flextronics International Ltd., an electronics manufacturing services company, Cadence Design Systems Inc., an EDA company, Semiconductor Manufacturing International Corp., a foundry in China, MindTree Consulting, an IT and R&D Services Company, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.
     Yichen Zhang has served as a director since May 2002. Since August 2003, Mr. Zhang has been the Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Mr. Zhang served as the Deputy Chief Executive Officer of CCHL from June 2002 to July 2003, and served as an Executive Director of CITIC Pacific Limited and

President of CITIC Pacific Communications Limited from March 2000 to May 2002. From September 1996 to February 2000, he served as Managing Director — Debt Capital Markets for Merrill Lynch (Asia Pacific), Ltd., an investment banking firm. Mr. Zhang holds a B.S. in Computer Science and Engineering from the Massachusetts Institute of Technology.
DIRECTOR NOMINATION
Criteria for Board Membership
     The Company does not have a nominating committee. However, beginning from the date of our 2004 Annual General Meeting of Shareholders, the members of the Board who are “independent” as defined under NASDAQ Marketplace Rule 4200(a)(15) (Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, and Song-Yi Zhang) are responsible for selecting candidates for appointment or re-election to the Board. In making such selections, this group of independent members of the Board (the “Selection Body”) considers the appropriate balance of experience, skills and characteristics required of the Board of Directors, and seeks to ensure that at least a majority of the directors are independent as required under NASDAQ Marketplace Rule 4350(c)(1), and that members of the Company’s audit committee meet the financial literacy, sophistication and independence requirements under NASDAQ Marketplace Rules. Nominees for director will be selected on the basis of their depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of the Company’s business environment, and willingness to devote adequate time to Board duties. The Selection Body performs similar functions to a nominating committee and operates under a written charter adopted by the Board of Directors, which was attached to the Company’s 2005 Proxy Statement.
Shareholder Nominees
     The Selection Body will consider written proposals from shareholders for nominees for director, provided such proposals meet the requirements described herein and in our Amended and Restated Articles of Association. Any such nominations should be submitted to the Selection Body c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the shareholders making the nomination and the number of shares of the Company’s ordinary shares which are owned beneficially and of record by such shareholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Amended and Restated Articles of Association of the Company and under the caption “Proposals for 2009 Annual General Meeting” above.
Process for Identifying and Evaluating Nominees
     The Selection Body believes the Company is well-served by its current directors. In the ordinary course, absent special circumstances or a material change in the criteria for Board membership, the Selection Body will renominate incumbent directors who continue to be qualified for Board service and are willing to continue as directors. If an incumbent director is not standing for re-election, or if a vacancy on the Board occurs between annual general shareholder meetings, the Selection Body will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the Company and, if the Selection Body deems appropriate, a third-party search firm. The Selection Body will evaluate each candidate’s qualifications and check relevant references; in addition, such candidates will be interviewed by at least one member of the Selection Body. Candidates meriting serious consideration will meet with all members of the Board. Based on this input, the Selection Body will evaluate which of the prospective candidates is qualified to serve as a director and whether it should recommend to the Board that this candidate be appointed to fill a current vacancy on the Board or be presented for the approval of the shareholders, as appropriate.
     The Selection Body expects to use a similar process to evaluate nominees recommended by shareholders. However, to date, the Company has not received a shareholder proposal to nominate a director.

Board Nominees for the 2008 Annual Meeting
     Each of the nominees listed in this Proxy Statement are current directors standing for re-election by the shareholders.
REQUIRED VOTE
     Assuming a quorum is present, the election of each of the three nominees as directors will require the affirmative vote of a majority of shares cast in person or cast by proxy at the meeting. Unless marked otherwise where Charles Chao or Herman Yu is appointed as proxy, proxies received will be voted FOR the election of each of the three nominees named below. In the event that additional persons are nominated for election as directors, where Charles Chao and Herman Yu are appointed as proxy holders, they intend to vote all proxies received by them in such a manner as will ensure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders.
RECOMMENDATION OF THE BOARD
THE BOARD RECOMMENDS A VOTE FOR PROPOSAL NO. 1.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
     The Audit Committee has approved the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year which ends on December 31, 2008. PricewaterhouseCoopers has served as our independent auditors since May 20, 1999. In the event that ratification of this selection of accountants is not approved by a majority of the ordinary shares voting at the Annual General Meeting in person or by proxy, the Audit Committee will review its future selection of auditors.
REQUIRED VOTE
     Assuming a quorum is present, the approval of Proposal No. 2 will require the affirmative vote of a majority of shares cast in person or cast by proxy at the Meeting. Unless marked otherwise where Charles Chao or Herman Yu is appointed as proxy, their proxies received will be voted FOR Proposal No. 2.
RECOMMENDATION OF THE BOARD
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL NO. 2.

PROPOSAL NO. 3
AMENDMENT AND RESTATEMENT OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION
     At the Annual General Meeting, shareholders are being asked to approve the amendment and restatement of the Company’s Amended and Restated Articles of Association by adopting a Second Amended and Restated Articles of Association (the “Second Amended Articles”). The Board believes it is in the best interest of the Company to adopt and approve the Second Amended Articles. The changes are being proposed to help improve corporate governance practices as explained in greater detail below. If adopted, the Second Amended Articles will replace the Company’s existing Amended and Restated Articles of Association (the “Current Articles”). The Current Articles are being amended and restated in their entirety to implement the following (all Article references below refer to the Current Articles):
•	Articles 1, 90, 91, 132, 162, 166 and 168 are being amended to allow the Company to transmit and receive board and shareholder communications, proxies and actions electronically for more expeditious dissemination and receipt of information and also in part to allow the Company to take advantage of new rules promulgated by the SEC for e-proxy.

•	Articles 1, 4, 70, 71, 73, 75, 119 and 164 are being amended to modernize the Company’s Articles of Association with corporate governance provisions that have become widely adopted as best practices or necessitated by changes in laws since the adoption of the Current Articles in 2000 in connection with the initial public offering of the Company. Specifically:
o	Article 1 is being amended to revise the definition “Special Resolution” to decrease the shareholder vote required to pass a Special Resolution from three-fourths (3/4ths) of shares voting either in person or cast by proxy at a general meeting to two-thirds (2/3rds) of shares voting either in person or cast by proxy at a general meeting.

o	Article 4 is being amended to decrease the shareholder vote required to vary or abrogate the rights of a class of shares by special resolution of such class of shares from three-fourths (3/4ths) of the nominal value of the issued shares of that class to two-thirds (2/3rds) of the nominal value of the issued shares of that class.

o	Article 70 is being amended to confer the Board with the sole power to call an extraordinary general meeting of the shareholders.

o	Article 71 is being amended to provide the Board with the power to set the record date for determining the members entitled to receive notice of and to vote at any general meeting of the Company.

o	Article 73 is being amended to (i) delete the election of directors in the place of those retiring as an ordinary business and (ii) add certain notice and eligibility requirements for proposing business at the annual general meeting and to limit business to be transacted at such extraordinary general meeting to that stated in the Company’s notice of extraordinary general meeting.

o	Article 75 is being amended to (i) provide more flexibility in reconvening adjourned meetings and (ii) delete the clause that automatically lowers the quorum requirement for an adjourned meeting.

o	Article 119 is being amended to lengthen the advance notice requirement and add certain notice and eligibility requirements for proposing nominees at the annual general meeting.

o	Article 164 is being amended to change the powers with respect to appointment and remuneration of auditor from the Board and the Company to the audit committee of the Board.
•	Articles 99, 106, 107, 109, 112, 115, 122 and 123 are being amended to improve board procedures and governance. Specifically:
o	Article 99, the power for directors to designate their alternate directors, is being deleted in its entirety.

o	Article 106 is being amended to change who can decide whether a director may vote in any matter where such director is purported to be interested from the Chairman of the Board to the Board (excluding such purported interested director).

o	Article 107 is being amended to clarify the title and powers of a managing director and remove the category of deputy managing director.

o	Article 109 is being amended to delete the provision that any managing director removed from the Board shall automatically cease to hold all other offices of the Company held by him or her.

o	Articles 112 and 114 are being amended to clarify the powers retained by the Board and the powers delegated by the Board to the managing director by default with respect to the appointment, remuneration and termination of managers of the Company.

o	Article 115 is being amended to delete the exception of managing director from the requirement to retire from the Board when the three-year term of such managing director is up.

o	Article 122 is being amended to increase the quorum requirement for Board meetings from two directors to a majority of directors then in office and delete the clause giving the Board the power to set a different quorum.

o	Article 123 is being amended to add a twenty-four-hour advance notice requirement for convening a Board meeting.
•	In addition, non-substantive language and conforming changes and other technical edits and updates were made in the Articles, and Article numbers and corresponding cross references were updated.
     The descriptions of the changes of the Current Articles contained herein do not purport to be complete and are qualified in their entirety by reference to the full text of the Current Articles, a copy of which was filed with the SEC on March 16, 2005 as Exhibit 3.1 to the Company’s Annual Report on Form 10-K and is incorporated herein by reference, and the Second Amended Articles, a copy of which is attached hereto as Annex A and incorporated herein by reference.
REQUIRED VOTE
     Assuming a quorum is present, the approval of Proposal No. 3 will require the affirmative vote of at least three-fourths (3/4ths) of shares cast in person or cast by proxy at the Meeting. Unless marked otherwise where Charles Chao or Herman Yu is appointed as proxy, their proxies received will be voted FOR Proposal No. 3.
RECOMMENDATION OF THE BOARD
THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 3.

COMMUNICATIONS WITH DIRECTORS
     Shareholders who wish to communicate with our Directors to report complaints or concerns related to accounting, internal accounting controls or auditing may do so using the Procedures for the Reporting of Questionable Accounting or Financial Matters, which was attached to the Company’s 2006 Proxy Statement (the “Procedures”). The Procedures allow submitting the complaint or concern to the Company’s general counsel or directly to the Audit Committee, with a more detailed description of the procedures provided therein. The Company has also established an Anti-Fraud & Whistleblower (“AFW”) Committee which administers the foregoing matters and reports to the Audit Committee. The AFW Committee operates under a written charter adopted by the Audit Committee, which was attached to the Company’s 2005 Proxy Statement. You may submit your complaint or concern either online or telephonically to the AFW Committee through the phone number or email provided on our website at www.corp.sina.com. Any shareholder wishing to communicate with any of our Directors regarding the Company may write to the Directors, c/o Stock Administration Department, SINA Corporation, 20F Beijing Ideal International Plaza, No.58 Northwest 4th Ring Road, Haidian, Beijing 100080, China.
OTHER MATTERS
     The Board of Directors knows of no other business that will be presented to the Annual General Meeting. If any other business is properly brought before the Annual General Meeting, proxies in the enclosed form will be voted in respect thereof as the proxy holders deem advisable.
SHAREHOLDERS SHARING THE SAME ADDRESS
     In accordance with notices previously sent to many shareholders who hold their shares through a bank, broker or other holder of record (a “street-name shareholder”) and share a single address, only one proxy statement is being delivered to that address unless contrary instructions from any shareholder at that address were received. This practice, known as “householding,” is intended to reduce the Company’s printing and postage costs. However, any such street-name shareholder residing at the same address who wishes to receive a separate copy of this Proxy Statement may request a copy by contacting the bank, broker or other holder of record, or the Company by telephone at: +86-10-58983112 or by mail to Cathy Peng, Stock Administration Department, SINA Corporation, 20F Beijing Ideal International Plaza, No.58 Northwest 4th Ring Road, Haidian, Beijing 100080, China. If shareholders sharing a single address are receiving multiple copies of our annual reports or proxy statements and would like to receive only a single copy of our annual report and proxy statement, such shareholders may so request using the contact information provided in the preceding sentence. The voting instruction sent to a street-name shareholder should provide information on how to request (1) householding of future Company materials or (2) separate materials if only one set of documents is being sent to a household. If it does not, a shareholder who would like to make one of these requests should contact the Company as indicated above.
     It is important that the proxies be returned promptly and that your shares be represented. Shareholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.
By Order of the Board of Directors,

Charles Chao
President, Chief Executive Officer and
Member of the Board of Directors
Shanghai, China
July 16, 2008

Annex A
SINA CORPORATION
SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION
A-1

CAYMAN ISLANDS
The Companies Law (2007 Revision) (Cap. 22)
Company Limited by Shares

AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
SINA CORPORATION
(adopted by special resolution passed on                      2008)
TABLE A
EXCLUSION OF TABLE A
The regulations contained in Table A in the First Schedule to the Companies Law shall not apply to the Company.
INTERPRETATION
INTERPRETATION
1.	The marginal notes to these Articles shall not affect the interpretation hereof. In these Articles, unless there be something in the subject or context inconsistent therewith:

THESE ARTICLES	“these Articles” shall mean the present Articles of Association and all supplementary, amended or substituted Articles for the time being in force;

AUDITORS	“Auditors” shall mean the persons appointed by the Company from time to time to perform the duties of auditors of the Company;

BOARD	“Board” shall mean the majority of the Directors present and voting at a meeting of Directors at which a quorum is present;

CAPITAL	“capital” shall mean the share capital from time to time of the Company;

THE CHAIRMAN	“the Chairman” shall mean the Chairman presiding at any meeting of members or of the Board;

THE COMPANY	“the Company” or “this Company” shall mean Sina Corporation;

THE COMPANIES LAW/THE LAW	“the Companies Law” or “the Law” shall mean the Companies Law (2007 Revision), Cap. 22 of the Cayman Islands and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

DIRECTORS	“Directors” shall mean the directors from time to time of the Company;

DIVIDEND	“dividend” shall include bonus dividends and distributions permitted by the Law to be categorised as dividends;

ELECTRONIC RECORD	“Electronic Record” shall have the same meaning ascribed to such term in the Electronic Transactions Law;

ELECTRONIC TRANSACTIONS LAW	“Electronic Transactions Law” shall mean the Electronic Transactions Law (2003 Revision) of the Cayman Islands, and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

HONG KONG	“Hong Kong” shall mean the Hong Kong Special Administrative Region of the People’s Republic of China;

MONTH	“month” shall mean a calendar month;

ORDINARY RESOLUTION	“ordinary resolution” shall mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting held in accordance with these Articles and includes an ordinary resolution passed pursuant to Article 83;

PRINCIPAL REGISTER	“principal register” shall mean the register of members of the Company maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time;

PUBLISHED IN THE NEWSPAPERS	“published in the newspapers” means published as a paid advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper;

RECOGNISED CLEARING HOUSE	“recognised clearing house” shall mean a depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

THE REGISTER	“the register” shall mean the principal register and any branch registers;

REGISTRATION OFFICE	“registration office” shall mean in respect of the shares of the Company, such place or places where the Board from time to time determines to keep a branch register of holders in respect of such shares and where (except in cases where the Board otherwise determines) transfers of documents of title for such shares are to be lodged for registration and are to be registered;

SEAL	“seal” shall include the common seal of the Company, the securities seal or any duplicate seal adopted by the Company pursuant to Article 135;

SECRETARY	“Secretary” shall mean the person appointed as company secretary by the Board from time to time;

SHARE	“share” shall mean a share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;

SHAREHOLDERS/ MEMBERS	“shareholders” or “members” shall mean the persons who are duly registered as the holders from time to time of shares in the register including persons who are jointly so registered;

SPECIAL RESOLUTION	“special resolution” shall have the same meaning as ascribed thereto in the Law and shall include a unanimous written resolution of all members: for this purpose, the requisite majority shall be not less than two-thirds of the votes of such members of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution passed pursuant to Article 83;

SUBSIDIARY AND HOLDING COMPANY	“subsidiary” and “holding company” shall have the meanings ascribed to such terms in the Companies Ordinance;

TRANSFER OFFICE	“transfer office” shall mean the place where the principal register is situate for the time being;

WRITING/PRINTING	“writing” or “printing” shall include writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form, including any Electronic Record;
WORDS IN LAW TO BEAR SAME MEANING IN ARTICLES
subject as aforesaid, any words defined in the Law shall, if not inconsistent with the subject and/or context, bear the same meanings in these Articles;
GENDER
words importing either gender shall include the other gender and the neuter;
PERSONS/ COMPANIES
words importing persons and the neuter shall include companies and corporations and vice versa;
SINGULAR AND PLURAL
words denoting the singular shall include the plural and words denoting the plural shall include the singular;
ELECTRONIC TRANSACTIONS LAW
Section 8 of the Electronic Transactions Law shall not apply to these Articles.
SHARE CAPITAL AND MODIFICATION OF RIGHTS
CAPITAL
App 3 r.9
2.	The capital of the Company is US$23,700,000 divided into 150,000,000 ordinary shares of US$0.133 each and 3,750,000 preference shares of US$1.00 each.
ISSUE OF SHARES
App 3 r.12
3.	(a)	Subject to the provisions of these Articles, any share, including preference shares, may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such times and for such consideration as the Board may determine. No powers shall be taken to freeze or otherwise impair any of the rights attaching to any share by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company.

(b)	The preference shares may be issued from time to time in one or more series. The Board is hereby authorized to determine or alter the number of shares constituting any such series of preference shares and the designation thereof, or any of them, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

(c)	Subject to the Law and to any special rights conferred on any shareholders or attaching to any class of shares, any share may, with the sanction of a special resolution, be issued on terms that it is, or at the option of the Company or the holder thereof is, liable to be redeemed. No shares shall be issued to bearer for so long as a recognised clearing house (in its capacity as such) is a member of the Company.
ISSUE OF WARRANTS
App 3 r.2(2)
4.	The Board may issue warrants to subscribe for any class of shares or other securities of the Company on such terms as it may from time to time determine. No warrants shall be issued to bearer for so long as a recognised clearing house (in its capacity as such) is a member of the Company. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.
HOW CLASS RIGHTS MAY BE MODIFIED
App 3 r.6(2)
5.	(a)	If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Law, be varied or abrogated with the consent in writing of the holders of not less than two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. To every such separate meeting all the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy may demand a poll.

(b)	The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking PARI PASSU therewith.
COMPANY MAY PURCHASE AND FINANCE THE PURCHASE OF OWN SHARES AND WARRANTS
6.	(a)	Subject to the provisions of the Companies Law and subject as hereinafter in these Articles provided, the Board may from time to time, authorize the Company to repurchase all or any portion of the Shares held by any member provided that:
(i)	on any such repurchase the Board shall have the power to divide the whole or any part of the assets of the Company and appropriate such assets in satisfaction or part satisfaction of the repurchase price and any other sums payable on repurchase as is herein provided;

(ii)	no repurchase of part of the member’s holding of shares may be made if as a result thereof the member would hold fewer shares than such minimum number of shares as may from time to time be specified (either generally or in any particular case or cases) by the Board;

(iii)	subject as hereinafter in these Articles provided, the member shall not be entitled to withdraw an agreement duly made in accordance with these Articles;

(iv)	whenever any request for repurchase provides for the repurchase proceeds to be paid by telegraphic transfer or to a person other than the holder of the shares to be repurchased, the signature of the holder on such request and details of that bank account shall, unless the Board (or such other person duly appointed by the Board for this purpose) otherwise determines, be verified in such manner as the Board (or such person as aforesaid) may from time to time determine.
(b)	Payment in respect of the repurchase of the relevant Shares shall be made to the member in United States dollars. Any amount payable to the member upon the repurchase of his Shares shall be payable within one month after the applicable repurchase date. Payment for shares repurchased hereunder shall be made in accordance with written instructions of the member by a cheque, draft, telegraphic transfer or other means of payment posted (at the risk of the member) or otherwise paid to the member in the manner, and subject to the fulfilment of such conditions as may be, determined by the Board from time to time.

(c)	The Repurchase Price for each share shall be the closing price per share of the Company’s shares on the Nasdaq Stock Market rounded to the nearest US$0.01 (with US$0.005 being rounded up to US$0.01).

(d)	On a repurchase of a share:
(i)	the nominal or par value shall be redeemed out of profits of the Company or at the discretion of the Board in such other manner (including out of capital) as is permitted by the Companies Law; and

(ii)	the premium (if any) on such participating share shall be paid from the share premium account or out of profits of the Company or at the discretion of the Board in such other manner (including out of capital) as is permitted by the Companies Law.
(e)	Upon the repurchase of a share being effected pursuant to these Articles the holder thereof shall cease to be entitled to any rights in respect of that share and accordingly his name shall be removed from the Register with respect thereto and such share shall be cancelled, but shall be available as a share for re-issue and until re-issue shall form part of the unissued share capital of the Company.
POWER TO INCREASE CAPITAL
7.	The Company in general meeting may, from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.
REDEMPTION
8.	(a)	Subject to the provisions of the Law and the Memorandum of Association of the Company, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may be, or at the option of the Company or the holders are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

App 3 r.8(1) & (2)
(b)	Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price, and if purchases are by tender, tenders shall be available to all shareholders alike.
PURCHASE OR REDEMPTION NOT TO GIVE RISE TO OTHER PURCHASES OR REDEMPTIONS
9.	(a)	The purchase or redemption of any share shall not be deemed to give rise to the purchase or redemption of any other share.
CERTIFICATES TO BE SURRENDERED FOR CANCELLATION
(b)	The holder of the shares being purchased, surrendered or redeemed shall be bound to deliver up to the Company at its principal place of business in Hong Kong or such other place as the Board shall specify the certificate(s) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies in respect thereof.
SHARES AT THE DISPOSAL OF THE BOARD
10.	Subject to the provisions of the Law, of the Memorandum of Association of the Company, and of these Articles relating to new shares, the unissued shares in the Company (whether forming part of its original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the Board shall determine.
COMPANY MAY PAY COMMISSIONS
11.	The Company may, unless prohibited by law, at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that the conditions and requirements of the Law shall be observed and complied with, and in each case the commission shall not exceed 10% of the price at which the shares are issued.
COMPANY NOT TO RECOGNISE TRUSTS IN RESPECT OF SHARES
12.	Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any shares or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.
REGISTER OF MEMBERS AND SHARE CERTIFICATES
SHARE REGISTER
13.	(a)	The Board shall cause to be kept at such place within or outside the Cayman Islands as it deems fit a principal register of the members and there shall be entered therein the particulars of the members and the shares issued to each of them and other particulars required under the Law.
(b)	If the Board considers it necessary or appropriate, the Company may establish and maintain a branch register or registers of members at such location or locations within or outside the Cayman Islands as the Board thinks fit. The principal register and the branch register(s) shall together be treated as the register for the purposes of these Articles.

(c)	The Board may, in its absolute discretion, at any time transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.
App 3 r.1(1)
(d)	Notwithstanding anything contained in this Article, the Company shall as soon as practicable and on a regular basis record in the principal register all transfers of shares effected on any branch register and shall at all times maintain the principal register in such manner as to show at all times the members for the time being and the shares respectively held by them, in all respects in accordance with the Companies Law.
14.	(a)	Except when a register is closed and, if applicable, subject to the additional provisions of paragraph (d) of this Article, the principal register and any branch register shall during business hours be kept open to the inspection of any member without charge.
(b)	The reference to business hours in paragraph (a) of this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each business day is to be allowed for inspections.

(c)	The register may, on 14 days’ notice being given by advertisement published in the newspapers, be closed at such times and for such periods as the Board may from time to time determine, either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year). The Company shall, on demand, furnish any person seeking to inspect the register or part thereof which is closed by virtue of this Article with a certificate under the hand of the Secretary stating the period for which, and by whose authority, it is closed.

(d)	Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a member without charge and any other person on payment of a reasonable fee as the Board may determine for each inspection. Any member may require a copy of the register, or any part thereof, on payment of HK$0.25, or such lesser sum as the Company may prescribe, for every 100 words or fractional part thereof required to be copied. The Company shall cause any copy so required by any person to be sent to that person within a period of 10 days commencing on the date next after the day on which the request is received by the Company.
SHARE CERTIFICATES
App 3 r.1(1)
15.	Every person whose name is entered as a member in the register shall be entitled without payment to receive, within the relevant time limit as prescribed in the Law, after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide), one certificate for all his shares of each class provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.
SHARE CERTIFICATES TO BE SEALED
App 3 r.2(1)
16.	Every certificate for shares or debentures or representing any other form of security of the Company shall be issued under the seal of the Company, which shall only be affixed with the authority of the Board.
EVERY CERTIFICATE TO SPECIFY NUMBER OF SHARES
17.	Every share certificate shall specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

JOINT HOLDERS
App 3 r.1(3)
18.	The Company shall not be bound to register more than four persons as joint holders of any share. If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.
REPLACEMENT OF SHARE CERTIFICATES
App 3 r.1(1)
19.	If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, not exceeding such amount as the Board may from time to time require and on such terms and conditions, if any, as to publication of notices, evidence and indemnity, as the Board thinks fit and where it is defaced or worn out, after delivery up of the old certificate to the Company for cancellation.
LIEN
COMPANY’S LIEN
App 3 r.1(2)
20.	(a)	The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member (whether solely or jointly with others) for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether such person is a member of the Company or not.
LIEN EXTENDS TO DIVIDENDS AND BONUSES
(b)	The Company’s lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may resolve that any share shall for some specified period be exempt wholly or partially from the provisions of this Article.

SALE OF SHARES SUBJECT TO LIEN
21.	The Company may sell in such manner as the Board thinks fit any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person, of which the Company has notice, entitled to the shares by reason of such holder’s death, mental disorder or bankruptcy.
APPLICATION OR PROCEEDS OF SUCH SALE
22.	The net proceeds of such sale by the Company after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the share sold) be paid to the holder immediately before such sale of the share. For giving effect to any such sale, the Board may authorise any person to transfer the shares sold to the purchaser thereof and may enter the purchaser’s name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.
CALLS ON SHARES
CALLS, HOW MADE
23.	The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal amount of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments. A call may be revoked or postponed as the Board may determine.
NOTICE OF CALL
24.	At least 14 days’ notice of any call shall be given to each member specifying the time and place of payment and to whom such payment shall be made.

COPY OF NOTICE TO BE SENT
25.	A copy of the notice referred to in Article 24 shall be sent in the manner in which notices may be sent to members by the Company as herein provided.
EVERY MEMBER LIABLE TO PAY CALL AT APPOINTED TIME AND PLACE
26.	Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall specify. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.
NOTICE OF CALL MAY BE PUBLISHED IN NEWSPAPERS
27.	In addition to the giving of notice in accordance with Article 25, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members affected by notice published in the newspapers.
WHEN CALL DEEMED TO HAVE BEEN MADE
28.	A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.
LIABILITY OF JOINT HOLDERS
29.	The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.
BOARD MAY EXTEND TIME FIXED FOR CALL
30.	The Board may from time to time at its discretion extend the time fixed for any call, and may extend such time as to all or any of the members, whom by reason of residence outside Hong Kong or other cause the Board considers it reasonable to grant an extension to, but no member shall be entitled to any such extension as a matter of grace and favour.
INTEREST ON CALLS
31.	If the sum or any instalment payable in respect of any call is unpaid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 15% per annum as the Board shall determine from the day appointed for the payment thereof to the time of actual payment, but the Board may waive payment of such interest wholly or in part.

SUSPENSION OF PRIVILEGES WHILE CALL IN ARREARS
32.	No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally or by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all sums or instalments due from him to the Company in respect of any call, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.
EVIDENCE IN ACTION FOR CALL
33.	At the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the minute book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, and the proof of the matters aforesaid shall be conclusive evidence of the debt.
SUMS PAYABLE ON ALLOTMENT/IN FUTURE DEEMED A CALL
34.	Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium or otherwise, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses, liabilities of joint holders, forfeiture and the like, shall apply as if such sum had become payable by virtue of a call duly made and notified.
PAYMENT OF CALLS IN ADVANCE
App 3 r.3(1)
35.	The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such member not less than one month’s notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

TRANSFER OF SHARES
FORM OF TRANSFER
App. 3 r.1(4)
36.	Subject to applicable securities laws, all transfers of shares may be effected by an instrument of transfer in the usual common form or in such form consistent with the standard form of transfer as approved by the Board. All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint and all such instruments of transfer shall be retained by the Company.
EXECUTION
37.	The instrument of transfer shall be executed by or on behalf of the transferor and by or on behalf of the transferee PROVIDED that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. The instrument of transfer of any share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor and transferee PROVIDED that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Board shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register in respect thereof.
BOARD MAY REFUSE TO REGISTER A TRANSFER
App 3 r.1(2)
38.	The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid up or on which the Company has a lien.
NOTICE OF REFUSAL
39.	If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.
REQUIREMENTS AS TO TRANSFER
40.	The Board may also decline to register any transfer of any shares unless:
(a)	the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

(b)	the instrument of transfer is in respect of only one class of shares; and

(c)	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

(d)	in the case of a transfer to joint holders, the number of joint holders to which the share is to be transferred does not exceed four; and

(e)	the shares concerned are free of any lien in favour of the Company.
App 3 r.1(1)
NO TRANSFER TO AN INFANT ETC
41.	No transfer shall be made to an infant or to a person in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability.
CERTIFICATE TO BE GIVEN UP ON TRANSFER
42.	Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof shall be issued to him without charge. The Company shall also retain the instrument(s) of transfer.
WHEN TRANSFER BOOKS AND REGISTER MAY CLOSE
43.	The registration of transfers may, on 14 days’ notice being given by advertisement published in the newspapers, be suspended and the register closed at such times for such periods as the Board may from time to time determine, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).
TRANSMISSION OF SHARES
DEATH OF REGISTERED HOLDER OR OF JOINT HOLDER OF SHARES
44.	In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.
REGISTRATION OF PERSONAL REPRESENTATIVES AND TRUSTEE IN BANKRUPTCY
45.	Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some other person nominated by him registered as the transferee thereof.
NOTICE OF ELECTION TO BE REGISTERED/REGISTRATION OF NOMINEE
46.	If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing in favour of his nominee a transfer of such share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.
RETENTION OF DIVIDENDS, ETC., UNTIL TRANSFER OR TRANSMISSION OF SHARES OF A DECEASED OR BANKRUPT MEMBER
47.	A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 85 being met, such a person may vote at meetings.
FORFEITURE OF SHARES
IF CALL OR INSTALMENT NOT PAID NOTICE MAY BE GIVEN
48.	If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time during such time as any part thereof remains unpaid, without prejudice to the provisions of Article 33, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

FORM OF NOTICE
49.	The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which the call was made or instalment is unpaid will be liable to be forfeited. The Board may accept a surrender of any share liable to be forfeited hereunder and in such case, references in these Articles to forfeiture shall include surrender.
IF NOTICE NOT COMPLIED WITH SHARES MAY BE FORFEITED
50.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share, and not actually paid before the forfeiture.
FORFEITED SHARES TO BE DEEMED PROPERTY OF COMPANY
51.	Any share so forfeited shall be deemed to be the property of the Company, and may be re-allotted sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a re-allotment, sale or disposition the forfeiture may be cancelled by the Board on such terms as it thinks fit.
ARREARS TO BE PAID NOTWITHSTANDING FORFEITURE
52.	A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 15% per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares forfeited, at the date of forfeiture. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived, be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.
EVIDENCE OF FORFEITURE
53.	A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any re-allotment, sale or disposition thereof and the Board may authorise any person to execute a letter of re-allotment or transfer the share in favour of the person to whom the share is re-allotted, sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the subscription or purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, re-allotment, sale or other disposal of the share.
NOTICE AFTER FORFEITURE
54.	When any share shall have been forfeited, notice of the forfeiture shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register. Notwithstanding the above, no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.
POWER TO REDEEM FORFEITED SHARES
55.	Notwithstanding any such forfeiture as aforesaid, the Board may at any time, before any share so forfeited shall have been re-allotted, sold, or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.
FORFEITURE NOT TO PREJUDICE COMPANY’S RIGHT TO CALL OR INSTALMENT
56.	The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.
FORFEITURE FOR NON-PAYMENT OF ANY SUM DUE ON SHARES
57.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.
STOCK
POWER TO CONVERT INTO STOCK
58.	Subject to the Companies Law, the Company may by ordinary resolution convert any fully paid up shares into stock, and may from time to time by like resolution re-convert any stock into fully paid up shares of any denomination.

TRANSFER OF STOCK
59.	The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit, but the Board may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.
RIGHTS OF STOCKHOLDERS
60.	The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.
INTERPRETATION
61.	Such of the provisions of these Articles as are applicable to paid up shares shall apply to stock, and the words “share” and “shareholder” therein shall include “stock” and “stockholder”.
ALTERATION OF CAPITAL
62.	(a)	The Company may from time to time by ordinary resolution:

CONSOLIDATION AND DIVISION OF CAPITAL AND SUB-DIVISION AND CANCELLATION OF
(i)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company’s benefit;
(ii)	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Law; and

(iii)	sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, subject nevertheless to the provisions of the Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.
REDUCTION OF CAPITAL
(b)	The Company may by special resolution reduce its share capital, any capital redemption reserve or any share premium account in any manner authorised and subject to any conditions prescribed by the Law.
BORROWING POWERS
POWER TO BORROW
63.	The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.
CONDITIONS ON WHICH MONEY MAY BE BORROWED
64.	The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular, by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debts, liability or obligations of the Company or of any third party.

ASSIGNMENT
65.	Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.
SPECIAL PRIVILEGES
66.	Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.
REGISTER OF CHARGES TO BE KEPT
67.	(a)	The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Law in regard to the registration of mortgages and charges therein specified and otherwise.
REGISTER OF DEBENTURES OR DEBENTURE STOCK
(b)	If the Company issues debentures or debenture stock (whether as part of a series or as individual instruments) not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures.
MORTGAGE OF UNCALLED CAPITAL
68.	Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.
GENERAL MEETINGS
WHEN ANNUAL GENERAL MEETING TO BE HELD
69.	The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next. So long as the first annual general meeting of the Company is held within 15 months from the date of its incorporation, it need not be held in the year of its incorporation. The annual general meeting shall be held at such time and place as the Board shall appoint.

EXTRAORDINARY GENERAL MEETING
70.	All general meetings other than annual general meetings shall be called extraordinary general meetings.
CONVENING OF EXTRAORDINARY GENERAL MEETING
71.	The Board may, whenever it thinks fit, convene an extraordinary general meeting.
NOTICE OF MEETINGS; RECORD DATE
App 13 Part B r.3(1)
72.	(a)	An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days’ notice in writing and any other extraordinary general meeting shall be called by not less than 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place, and agenda of the meeting, particulars of the resolutions to be considered at the meeting and in the case of special business (as defined in Article 74(a)) the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to the Auditors and to all members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company.

	(b)	The Board may fix any date as the record date for determining the members entitled to receive notice of and to vote at any general meeting of the Company but, unless so fixed, as regards the entitlement to receive notice of a meeting or notice of any other matter, the record date shall be the date of despatch of the notice and, as regards the entitlement to vote at a meeting, and any adjournment thereof, the record date shall be the date of the original meeting.

	(c)	Notwithstanding that a meeting of the Company is called by shorter notice than that referred to in paragraph (a) hereof, it shall be deemed to have been duly called if it is so agreed:
(i)	in the case of a meeting called as an annual general meeting, by all the members of the Company (or in the case of a member being a corporation, by its duly authorized representative) entitled to attend and vote thereat or their proxies; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.
(d)	There shall appear with reasonable prominence in every notice of general meetings of the Company a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.
OMISSION TO GIVE NOTICE/INSTRUMENT OF PROXY
73.	(a)	The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

	(b)	In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.
PROCEEDINGS AT GENERAL MEETINGS
SPECIAL BUSINESS; NOTICE REQUIRED WHEN MEMBER PROPOSES BUSINESS FOR DELIBERATION AT A GENERAL MEETING
74.	(a)	All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:
(i)	the declaration and sanctioning of dividends;

(ii)	the consideration and adoption of the accounts and balance sheets and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(iii)	the appointment of Auditors;

(iv)	the fixing of, or the determining of the method of fixing of, the remuneration of the Directors and of the Auditors;

(v)	the granting of any mandate or authority to the Directors to offer, allot, grant options over, or otherwise dispose of the unissued shares of the Company representing not more than 20% in nominal value of its then existing issued share capital and the number of any securities repurchased pursuant to paragraph (vi) of this Article 74(a); and

(vi)	the granting of any mandate or authority to the Directors to repurchase securities of the Company.
(b)	No business other than that stated in the Company’s notice of an extraordinary general meeting shall be transacted at such extraordinary general meeting. At an annual general meeting, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual general meeting, business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by a member. In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a member, the member must have given timely notice thereof in writing to the Secretary and the member, or his or her representative who is qualified to present the business on his or her behalf, must attend the meeting to present the business. To be timely, a member’s notice must be delivered to or mailed and received at the principal executive offices of the Company not less than the close of business on the forty-fifth (45th) day nor earlier than the close of business on the seventy-fifth (75th) day prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual general meeting; provided, however, that in the event that no annual general meeting was held in the previous year or the date of the annual general meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the member to be timely must be so received not earlier than the close of business on the one hundred fifth (105th) day prior to the date of the annual general meeting and not less than the close of business on the later of the seventy-fifth (75th) day prior to such annual general meeting date or, in the event public announcement of the date of such annual general meeting is first made by the Company fewer than eighty-five (85) days prior to the date of such annual general meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company. A member’s notice to the Secretary shall set forth as to each matter the member proposes to bring before the annual general meeting: (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and address, as they appear on the register of members, of the member proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the member, (iv) any material interest of the member in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in his or her capacity as a proponent of a shareholder proposal. Notwithstanding anything in these Articles to the contrary, no business shall be conducted at any annual general meeting except in accordance with the procedures set forth in this Article 74(b); provided, however, that nothing in this Article 74(b) shall be deemed to preclude discussion by any member of any business properly brought before the annual general meeting in accordance with such procedures. The Chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting in accordance with the provisions of this Article 74(b), and, if he should so determine, the Chairman of the meeting shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.
QUORUM
75.	For all purposes the quorum for a general meeting shall be a member or members (or in the case of a member being a corporation, by its duly authorized representative) together holding (or representing by proxy) at the date of the relevant meeting not less than one-third of the then outstanding shares of the Company’s ordinary shares that are entitled to vote at such meeting. No business (except the appointment of a Chairman) shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.
WHEN IF QUORUM NOT PRESENT MEETING TO BE DISSOLVED AND WHEN TO BE ADJOURNED
76.	If within 15 minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to reconvene at the same or some other place. When a meeting is adjourned to another time or place, unless these Articles otherwise require, notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which shareholders and holders of proxy may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting in accordance with Article 72.
CHAIRMAN OF GENERAL MEETING
77.	The Chairman shall take the chair at every general meeting, or, if there be no such Chairman or, if at any general meeting such Chairman shall not be present within 15 minutes after the time appointed for holding such meeting or is unwilling to act, the Directors present shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their own number to be Chairman.
POWER TO ADJOURN GENERAL MEETING/BUSINESS OF ADJOURNED MEETING
78.	The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for 14 days or more, at least seven clear days’ notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.
RIGHT TO DEMAND A POLL AND WHAT IS TO BE EVIDENCE OF THE PASSING OF A RESOLUTION WHERE POLL NOT DEMANDED
79.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:
(a)	the Chairman of the meeting; or
App 13 Part B r.2(3)
(b)	at least five members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote; or
App 13 Part B r.2(3)
(c)	any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)	any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s book containing the minutes of proceedings of meetings of the Company shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.
POLL
80.	(a)	If a poll is demanded as aforesaid, it shall (subject as provided in Article 81) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting at which the poll was demanded or the taking of the poll, whichever is earlier.
BUSINESS MAY PROCEED NOTWITHSTANDING DEMAND FOR POLL
(b)	The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.
IN WHAT CASE POLL TAKEN WITHOUT ADJOURNMENT
81.	Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.
CHAIRMAN TO HAVE CASTING VOTE
82.	In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.
WRITTEN RESOLUTIONS
83.	A resolution in writing (in one or more counterparts), including a special resolution, signed by all members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly appointed representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last member to sign.

VOTES OF MEMBERS
VOTES OF MEMBERS
84.	Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who is present in person (or, in the case of a member being a corporation by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register. On a poll a member entitled to more than one vote is under no obligation to cast all his votes in the same way.
VOTES IN RESPECT OF DECEASED AND BANKRUPT MEMBERS
85.	Any person entitled under Article 45 to be registered as a shareholder may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposed to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.
VOTES OF JOINT HOLDERS
86.	Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.
VOTES OF MEMBER OF UNSOUND MIND
87.	A member in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so, and such person may vote on a poll by proxy.

QUALIFICATION FOR VOTING
88.	(a)	Save as expressly provided in these Articles or as otherwise determined by the Board, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present (or in the case of a member being a corporation, by its duly authorized representative) or to vote (save as proxy for another member), or to be reckoned in a quorum, either personally or by proxy at any general meeting.
OBJECTIONS TO VOTING
(b)	No objection shall be raised as to the qualification of any person exercising or purporting to exercise any vote or to the admissibility of any vote except at the meeting or adjourned meeting at which the person exercising or purporting to exercise his vote or the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. In the case of any dispute as to the admission or rejection of any vote, the Chairman of the meeting shall determine the same and such determination shall be final and conclusive.
PROXIES
App 13 Part B r.2(2)
89.	Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person (who must be an individual) as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint any number of proxies to attend in his stead at any one general meeting (or at any one class meeting).
INSTRUMENT APPOINTING PROXY
App 3 r.11(2)
90.	The instrument appointing a proxy shall be in writing. The instrument of proxy shall be signed or, in the case of a transmission by electronic mail or the Internet, electronically signed in a manner acceptable to the Chairman, by the appointor or by the appointor’s attorney duly authorised in writing, or if the appointor is a corporation, either under its seal or signed or, in the case of a transmission by electronic mail or the Internet, electronically signed in a manner acceptable to the Chairman, by a duly authorised officer or attorney.

DELIVERY OF AUTHORITY FOR APPOINTMENT OF PROXY OR COPY RESOLUTION APPOINTING REPRESENTATIVE
91.	The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority, (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid provided always that the Chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of cable, telex, telecopier, facsimile, electronic mail or the Internet confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.
FORM OF PROXY
App 3 r.11(1)
92.	Every instrument of proxy, whether for a specified meeting or otherwise, shall be in common form or such other form as the Board may from time to time approve, provided that it shall enable a member, according to his intention, to instruct his proxy to vote in favour of or against (or in default of instructions or in the event of conflicting instructions, to exercise his discretion in respect of) each resolution to be proposed at the meeting to which the form of proxy relates.
AUTHORITY UNDER INSTRUMENT APPOINTING PROXY
93.	The instrument appointing a proxy to vote at a general meeting shall: (a) be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit; and (b) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates, provided that the meeting was originally held within 12 months from such date.

WHEN VOTE BY PROXY/REPRESENTATIVE VALID THOUGH AUTHORITY REVOKED
94.	A vote given in accordance with the terms of an instrument of proxy or resolution of a member shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy or resolution of a member was executed or revocation of the relevant resolution or the transfer of the share in respect of which the proxy was given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office, or at such other place as is referred to in Article 91, at least two hours before the commencement of the meeting or adjourned meeting at which the proxy is used.
CORPORATIONS/CLEARING HOUSES ACTING BY REPRESENTATIVES AT MEETINGS
App. 13 Part B r.2(2)
95.	(a)	Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of members of any class of shares of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company and where a corporation is so represented, it shall be treated as being present at any meeting in person.
App 13 Part B r.6
(b)	If a recognised clearing house (or its nominee) is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its proxy(ies) or representative(s) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognised clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorisation, including the right to vote individually on a show of hands notwithstanding any contrary provision contained in Article 84.

REGISTERED OFFICE
REGISTERED OFFICE
96.	The registered office of the Company shall be at such place in the Cayman Islands as the Board shall from time to time appoint.
BOARD OF DIRECTORS
CONSTITUTION
97.	The number of Directors shall not be less than two.
BOARD MAY FILL VACANCIES/APPOINT ADDITIONAL DIRECTORS
App 3 r.4(2)
98.	The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting provided that any Director who so retires shall not be taken into account in determining the number of Directors who are to retire at such meeting by rotation pursuant to Article 114.
QUALIFICATION OF DIRECTORS
99.	A Director need not hold any qualification shares. No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age.
DIRECTORS’ REMUNERATION
100.	(a)	The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting or by the Board, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

App 13 Part B r.5(4)
(b)	Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.
DIRECTORS’ EXPENSES
101.	The Directors shall be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or in connection with the performance of their duties as Directors including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.
SPECIAL REMUNERATION
102.	The Board may grant special remuneration to any Director, who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.
REMUNERATION OF MANAGING DIRECTORS, ETC.
103.	The remuneration of a Managing Director (as appointed according to Article 106) or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.
WHEN OFFICE OF DIRECTOR TO BE VACATED
104.	The office of a Director shall be vacated:
(i)	if he resigns his office by notice in writing to the Company at its registered office or its principal office in Hong Kong;

(ii)	if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Board resolves that his office be vacated;

(iii)	if, without leave, he is absent from meetings of the Board for a continuous period of 12 months, and the Board resolves that his office be vacated;

(iv)	if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v)	if he ceases to be or is prohibited from being a Director by law or by virtue of any provisions in these Articles;

(vi)	if he shall be removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) then in office; or
App 13 Part B r.5(1)
(vii)	if he shall be removed from office by a special resolution of the members of the Company under Article 120(a).
DIRECTORS MAY CONTRACT WITH COMPANY
App 13 Part B r.5(3)
105. (a)	(i)	No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company.

	(ii)	Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the members for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or is about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.
(b)	A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.
DIRECTOR MAY NOT VOTE WHERE HE HAS A MATERIAL INTEREST
App 3 r.4(1)
(c)	A Director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the Board in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:
DIRECTOR MAY VOTE IN RESPECT OF CERTAIN MATTERS
App 3 Note 1
(i)	the giving of any security or indemnity either:
(aa)	to the Director in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(bb)	to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;
(ii)	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii)	any proposal concerning any other company in which the Director is interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director is beneficially interested in the shares of that company, provided that, he, together with any of his Associates (as defined below in paragraph (f)) is not, beneficially interested in five percent or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights;

(iv)	any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:
(aa)	the adoption, modification or operation of any employees’ share scheme or any share incentive scheme or share option scheme under which he may benefit;

(bb)	the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and
(v)	any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company.

DIRECTOR MAY VOTE ON PROPOSALS NOT CONCERNING OWN APPOINTMENT
(d)	Where proposals are under consideration concerning the appointment (including fixing or varying the terms of or terminating the appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals shall be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not prohibited from voting under paragraph (c)) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.
WHO TO DECIDE WHETHER A DIRECTOR MAY VOTE
(e)	If any question shall arise at any meeting of the Board as to the materiality of a Director’s interest or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director to vote or form part of a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the other Directors at the meeting and the ruling of the other Directors in relation to an interested Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned as known to such Director has not been fairly disclosed to the Board.
DEFINITION OF “ASSOCIATES”
(f)	For the purpose of paragraph (c)(iii), “Associates” mean, in relation to any Director of the Company:
(i)	his spouse and any of his or his spouse’s children or step-children under the age of 18 (“family interests”); and

(ii)	the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(iii)	any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested (other than through their respective interests in the capital of the Company) so as to exercise or control the exercise of 35% or more of the voting power at general meetings, or to control the composition of a majority of the board and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company.

MANAGING DIRECTORS
POWER TO APPOINT MANAGING DIRECTORS, ETC.
106.	The Board may from time to time appoint any one or more of its body to the office of Managing Director (who shall be the chief executive officer of the Company unless otherwise specified by the Board), Joint Managing Director, other Executive Director and/or such other employment or executive office, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company, as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 103.
REMOVAL OF MANAGING DIRECTOR, ETC.
107.	Every Director appointed to an office under Article 106 hereof shall, without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company, be liable to be dismissed or removed therefrom by the Board.
CESSATION OF APPOINTMENT
108.	A Director appointed to an office under Article 106 shall be subject to the same provisions as to removal as the other Directors of the Company.
POWERS MAY BE DELEGATED
109.	The Board may from time to time entrust to and confer upon a Managing Director, Joint Managing Director or Executive Director all or any of the powers of the Board that it may think fit. But the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Board may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied but no person dealing in good faith and without notice of such withdrawal, revocation or variation shall be affected thereby.
MANAGEMENT
GENERAL POWERS OF COMPANY VESTED IN BOARD
110.	(a)	Subject to any exercise by the Board of the powers conferred by Articles 111 to 113, the management of the business of the Company shall be vested in the Board which, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Law expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Law and of these Articles and to any regulation from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

(b)	Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:
(i)	to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(ii)	to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.
App 13 Part B r.5 (2)
(c)	Except as permitted under the Companies Law, the Company shall not directly or indirectly:
(i)	make a loan to a Director or his Associates (as defined in Article 105(f) above) or a director of any holding company of the Company;

(ii)	enter into any guarantee or provide any security in connection with a loan made by any person to a Director or such a director; or

(iii)	if any one or more of the Directors hold (jointly or severally or directly or indirectly) a controlling interest in another company, make a loan to that other company or enter into any guarantee or provide any security in connection with a loan made by any person to that other company.
MANAGERS
APPOINTMENT AND REMUNERATION OF MANAGERS
111.	The Board may from time to time appoint a general manager, manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them in connection with the conduct of the business of the Company. In furtherance of the foregoing, the Board shall be vested with the power to appoint the president, the principal financial officer and the principal operating officers of the Company or persons performing similar functions, and the power to appoint other managers of the Company is hereby delegated by the Board to the Managing Director appointed pursuant to Article 106, which powers may be delegated, re-delegated or revoked at any time by a resolution adopted by the Board.
TENURE OF OFFICE AND POWERS
112.	The appointment of such general manager, manager or managers may be for such period as the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 111) may decide and the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 111) may confer upon him or them all or any of the powers of the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 111) as it may think fit.
TERMS AND CONDITIONS OF APPOINTMENT
113.	Subject to Article 111, the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 111) may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 111) may in its absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.
ROTATION OF DIRECTORS
ROTATION AND RETIREMENT OF DIRECTORS
114.	At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one-third, shall retire from office by rotation. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. A retiring Director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election thereat.
MEETING TO FILL UP VACANCIES
115.	The Company at any general meeting at which any Directors retire in manner aforesaid may fill the vacated office by electing a like number of persons to be Directors.

RETIRING DIRECTORS TO REMAIN IN OFFICE TILL SUCCESSORS APPOINTED
116.	If at any general meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless:
(i)	it shall be determined at such meeting to reduce the number of Directors; or

(ii)	it is expressly resolved at such meeting not to fill up such vacated offices; or

(iii)	a resolution for the re-election of such Directors is put to the meeting and lost.
POWER OF GENERAL MEETING TO INCREASE OR REDUCE THE NUMBER OF DIRECTORS
117.	The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall not be less than two. Subject to the provisions of these Articles and the Law, the Company may by ordinary resolution in a general meeting elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.
NOTICE TO BE GIVEN WHEN PERSON PROPOSED FOR ELECTION
App 3 r.4(4) r.4(5)
118.	No person shall, unless recommended or nominated by or at the direction of the Board, be eligible for nomination or election to the office of Director at any general meeting unless there has been given to the Secretary notice in writing by a member of the Company (not being the person to be proposed), entitled to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, such notice being given not less than the close of business on the forty-fifth (45th) day nor earlier than the close of business on the seventy-fifth (75th) day prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual general meeting; provided, however, that in the event of an extraordinary general meeting or that no annual general meeting was held in the previous year or the date of the annual general meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the member to be timely must be so received not earlier than the close of business on the one hundred fifth (105th) day prior to the date of the general meeting and not less than the close of business on the later of the seventy-fifth (75th) day prior to such general meeting date or, in the event public announcement of the date of such general meeting is first made by the Company fewer than eighty-five (85) days prior to the date of such general meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company. To be in proper written form, such member’s notice shall set forth: (a) as to each person whom the member proposes to nominate for election as a director, the information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; and (b) as to the member giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address, as they appear on the Company’s register of members, of such member, and of such beneficial owner; (ii) the class and number of shares of the Company which are beneficially owned by such member and such beneficial owner; (iii) a description of any arrangements or understandings between such member and each proposed nominee and any other person pursuant to which the nomination(s) are to be made by such member and such beneficial owner; and (iv) any other information relating to such member and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or may otherwise be required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. No person shall be eligible for election as a Director unless nominated in accordance with the procedures set forth in this Article 118. The Chairman of the meeting shall, if the facts warrant, determine and declare at the meeting a nomination was not properly made in accordance with the provisions of this Article 118, and, if he should so determine, the Chairman of the meeting shall so declare at the meeting that any such nomination was defective and such defective nomination shall be disregarded.
REGISTER OF DIRECTORS AND NOTIFICATION OF CHANGES TO REGISTRAR
119.	The Company shall keep at its office a register of directors and officers containing their names and addresses and occupations and any other particulars required by the Law and shall send to the Registrar of Companies of the Cayman Islands a copy of such register and shall from time to time notify to the Registrar of Companies of the Cayman Islands any change that takes place in relation to such Directors as required by the Law.

POWER TO REMOVE DIRECTOR BY SPECIAL RESOLUTION
App 13 Part B r.5(1)
App 3 r.4(3)
120.	(a)	The Company may by special resolution at any time remove any Director (including a Managing Director or other executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director, and may by ordinary resolution elect another person in his stead. Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.
App 3 r.4(3)
(b)	Nothing in this Article should be taken as depriving a Director removed under any provisions of this Article of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment or office as a result of the termination of his appointment as Director or as derogatory from any power to remove a Director which may exist apart from the provision of this Article.
PROCEEDINGS OF DIRECTORS
MEETINGS OF DIRECTORS/QUORUM ETC.
121.	The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit in any part of the world. A majority of the Directors then in office shall be a quorum. A meeting of the Board or any committee of the Board may be held by means of a telephone or tele-conferencing or any other telecommunications facility provided that all participants are thereby able to communicate contemporaneously by voice with all other participants and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.
CONVENING OF BOARD MEETING; NOTICE
122.	A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be deemed to be duly given to a Director if it is given to such Director verbally (in person or by telephone) or otherwise communicated or sent to such Director by post, cable, telex, telecopier, facsimile, electronic mail or other mode of representing words in a legible form at such Director’s last known address or any other address given by such Director to the Company for this purpose not less than twenty-four hours in advance of the time of the meeting for which notice is being given.

HOW QUESTIONS TO BE DECIDED
123.	Subject to Article 105, questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.
CHAIRMAN
124.	The Board may elect a Chairman of its meetings and determine the period (not being a period extending beyond the date of the annual general meeting at which such Chairman is due to retire by rotation under Article 116) for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within 15 minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.
POWER OF MEETING
125.	A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally.
POWER TO APPOINT COMMITTEE AND TO DELEGATE
126.	The Board may delegate any of its powers to committees consisting of such member or members of the Board as the Board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.
ACTS OF COMMITTEE TO BE OF SAME EFFECT AS ACT OF DIRECTORS
127.	All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.
PROCEEDINGS OF COMMITTEE
128.	(a)	The meetings and proceedings of any such committee consisting of two or more members of the Board shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 127.

MINUTES OF PROCEEDINGS OF MEETINGS AND DIRECTORS
(b)	The Board shall cause minutes to be made of:
(i)	all appointments of officers made by the Board;

(ii)	the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 127;

(iii)	all declarations made or notices given by any Director of his interest in any contract or proposed contract or of his holding of any office or property whereby any conflict of duty or interest may arise; and

(iv)	all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.
Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the Chairman of the meeting or by the Chairman of the succeeding meeting.
WHEN ACTS OF DIRECTORS OR COMMITTEE TO BE VALID NOTWITHSTANDING DEFECTS
129.	All acts bona fide done by any meeting of the Board or by a committee of Directors or by any person acting as Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee as the case may be.
DIRECTORS’ POWERS WHEN VACANCIES EXIST
130.	The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.
DIRECTORS’ RESOLUTIONS
131.	A resolution in writing and signed, or if transmitted by electronic mail, electronically signed in a manner acceptable to the Chairman, by each and every one of the Directors, shall be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held and may consist of several documents in like form each signed by one or more of the Directors.

SECRETARY
     APPOINTMENT OF SECRETARY
132.	The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Law or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary appointed by the Board, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specifically in that behalf by the Board.
     SAME PERSON NOT TO ACT IN TWO CAPACITIES AT ONCE
133.	A provision of the Law or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.
GENERAL MANAGEMENT AND USE OF THE SEAL
     CUSTODY AND USE OF SEAL
134.	The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which such seal shall be affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Board for the purpose. The securities seal which shall be a facsimile of the common seal with the word “Securities” engraved thereon shall be used exclusively for sealing securities issued by the Company and for sealing documents creating or evidencing securities so issued. The Board may either generally or in any particular case resolve that the securities seal or any signatures or any of them may be affixed to certificates for shares, warrants, debentures or any other form of security by facsimile or other mechanical means specified in such authority or that any such certificates sealed with the securities seal need not be signed by any person. Every instrument to which the seal is affixed as aforesaid shall, as regards all persons dealing in good faith with the Company, be deemed to have been affixed to that instrument with the authority of the Directors previously given.
     DUPLICATE SEAL
135.	The Company may have a duplicate seal for use outside of the Cayman Islands as and where the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the agents of the Company for the purpose of affixing and using such duplicate seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these

Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such duplicate seal as aforesaid.
     CHEQUES AND BANKING ARRANGEMENTS
136.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, indorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.
     POWER TO APPOINT ATTORNEY

137.	(a)	The Board may from time to time and at any time, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.
     EXECUTION OF DEEDS BY ATTORNEY

(b)	The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf in any part of the world and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.
     REGIONAL OR LOCAL BOARDS
138.	The Board may establish any committees, regional or local boards or agencies for managing any of the affairs of the Company, either in the Cayman Islands, Hong Kong, the People’s Republic of China or elsewhere, and may appoint any persons to be members of such committees, regional or local boards or agencies and may fix their remuneration, and may delegate to any committee, regional or local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.
     POWER TO ESTABLISH PENSION FUNDS AND EMPLOYEE SHARE OPTION SCHEMES
139.	The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or provident or superannuation funds or (with the sanction of an ordinary resolution) employee or executive share option schemes for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependents of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.
CAPITALISATION OF RESERVES
     POWER TO CAPITALISE
140.	The Company in general meeting may upon the recommendation of the Board by ordinary resolution resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts or funds or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment or provision of dividend on any shares with a preferential right to dividend) and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportion on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares, debentures or other securities of the Company to be allotted and distributed credited as fully paid up to and amongst such members in proportion aforesaid or partly in one way and partly in the other, and the Board shall give effect to such resolution, provided that a share premium account and a capital redemption reserve and any reserve or fund representing unrealised profits may, for the purposes of this Article, only be applied in paying up unissued shares to be issued to members of the Company as fully paid up shares or paying up calls or instalments due or payable on partly paid securities of the Company subject always to the provisions of the Law.
     EFFECT OF RESOLUTION TO CAPITALISE

141.	(a)	Wherever such a resolution as referred to in Article 140 shall have been passed the Board shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares, debentures or other securities, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Board:
(i)	to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned) as they think fit in cases where shares, debentures or other securities become distributable in fractions;

(ii)	to exclude the right of participation or entitlement of any member with a registered address outside any territory where in the absence of a registration statement or other special or onerous formalities the circulation of an offer of such right or entitlement would or might be unlawful or where the Board consider the costs, expense or possible delays in ascertaining the existence or extent of the legal and other requirements applicable to such offer or the acceptance of such offer out of proportion to the benefits of the Company; and

(iii)	to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares, debentures or other securities to which they may be entitled upon such capitalisation, or, as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

(b)	The Board may, in relation to any capitalisation sanctioned under this Article in its absolute discretion specify that, and in such circumstances and if directed so to do by a member or members entitled to an allotment and distribution credited as fully paid up of unissued shares or debentures in the Company pursuant to such capitalisation, shall allot and distribute credited as fully paid up the unissued shares, debentures or other securities to which that member is entitled to such person or persons as that member may nominate by notice in writing to the Company, such notice to be received not later than the day for which the general meeting of the Company to sanction the capitalisation is convened.
DIVIDENDS AND RESERVES
     POWER TO DECLARE DIVIDENDS

142.	(a)	Subject to the Law and these Articles, the Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board. All shares shall rank pari passu with regard to all distributions by way of dividend or otherwise.

	(b)	The dividends, interest and bonuses and any other benefits and advantages in the nature of income receivable in respect of the Company’s investments, and any commissions, trusteeship, agency, transfer and other fees and current receipts of the Company shall, subject to the payment thereout of the expenses of management, interest upon borrowed money and other expenses which in the opinion of the Board are of a revenue nature, constitute the profits of the Company available for distribution.
     BOARD’S POWER TO PAY INTERIM DIVIDENDS

143.	(a)	The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide, the Board shall not incur any responsibility to the holders of shares conferring any preferential rights.

	(b)	The Board may also pay half-yearly or at other intervals to be selected by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits available for distribution justify the payment.

     POWERS OF DIRECTORS TO DECLARE AND PAY SPECIAL DIVIDENDS

(c)	The Board may in addition from time to time declare and pay special dividends on shares of any class of such amounts and on such dates as they think fit, and the provisions of paragraph (a) as regards the powers and the exemption from liability of the Board as relate to declaration and payment of interim dividends shall apply, mutatis mutandis, to the declaration and payment of any such special dividends.
     DIVIDENDS NOT TO BE PAID OUT OF CAPITAL
144.	No dividend shall be declared or payable except out of the profits and reserves of the Company lawfully available for distribution including share premium. No dividend shall carry interest against the Company.
     SCRIP DIVIDENDS

145.	(a)	Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:
     AS TO CASH ELECTION
(i)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:
(aa)	the basis of any such allotment shall be determined by the Board;

(bb)	the Board, after determining the basis of allotment, shall give not less than two weeks’ notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(dd)	the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company’s reserve accounts (including any special account, share premium account and capital redemption reserve (if there be any such reserve)) or profit or loss account or amounts otherwise available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis;
     AS TO SCRIP ELECTION
(ii)	that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:
(aa)	the basis of any such allotment shall be determined by the Board;

(bb)	the Board, after determining the basis of allotment, shall give not less than two weeks’ notice in writing to shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(dd)	the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company’s reserve accounts (including any special account, share premium account and capital redemption reserve (if there be any such reserve)) or profit and loss account or amounts otherwise available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(b)	The shares allotted pursuant to the provisions of paragraph (a) of this Article shall be of the same class as the class of, and shall rank pari passu in all respects with the shares then held by the respective allottees save only as regards participation:
(i)	in the relevant dividend (or share or cash election in lieu thereof as aforesaid); or

(ii)	in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend, unless contemporaneously with the announcement by the Board of its proposal to apply the provisions of paragraph (i) or (ii) of paragraph (a) in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of this paragraph (b) shall rank for participation in such distributions, bonuses or rights.

(c)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(d)	The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (a) a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(e)	The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (a) shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, or where the Board considers the costs, expenses or possible delays in ascertaining the existence or extent of the legal and other requirements applicable to such offer or the acceptance of such offer out of proportion to the benefit of the Company, and in any such case the provisions aforesaid shall be read and construed subject to such determination.
     SHARE PREMIUM AND RESERVES

146.	(a)	The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. The Company may apply the share premium account in any manner permitted by the Companies Law. The Company shall at all times comply with the provisions of the Companies Law in relation to the share premium account.

	(b)	The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (including shares, warrants and other securities of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.
     DIVIDENDS TO BE PAID IN PROPORTION TO PAID UP CAPITAL
147.	Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article no amount paid up on a share in advance of calls shall be treated as paid up on the share.

     RETENTION OF DIVIDENDS, ETC.

148.	(a)	The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

	(b)	The Board may retain any dividends or other monies payable upon shares in respect of which any person is, under the provisions as to the transmission of shares hereinbefore contained, entitled to become a member, or in respect of which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.
     DEDUCTION OF DEBTS

(c)	The Board may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.
     DIVIDEND AND CALL TOGETHER
149.	Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting resolves, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.
     DIVIDEND IN SPECIE
150.	The Board, with the sanction of the members in general meeting, may direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where required, a contract shall be filed in accordance with the provisions of the Law and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

     EFFECT OF TRANSFER

151.	(a)	A transfer of shares shall not pass therewith the right to any dividend or bonus declared thereon before the registration of the transfer.

	(b)	Any resolution declaring or resolving upon the payment of a dividend or other distribution on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or made to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend or other distribution shall be payable or made to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.
     RECEIPT FOR DIVIDENDS BY JOINT HOLDERS OF SHARE
152.	If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividends, interim and special dividends or bonuses and other moneys payable or rights or property distributable in respect of such shares.
     PAYMENT BY POST

153.	(a)	Unless otherwise directed by the Board, any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of the person whose name stands first in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares and shall be sent at his or their risk, and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.
     App 3 r.13(1)

(b)	The Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise its power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

UNCLAIMED DIVIDEND
App 3 r.3(2)
154.	All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the exclusive benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof or be required to account for any money earned thereon. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company and after such forfeiture no member or other person shall have any right to or claim in respect of such dividends or bonuses.
UNTRACEABLE SHAREHOLDERS
     SALE OF SHARES OF UNTRACEABLE SHAREHOLDERS

155.	(a)	The Company shall be entitled to sell any shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that:
(i)	all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(ii)	the Company has not during that time or before the expiry of the three month period referred to in paragraph (iv) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;
     App 3 r.13(2)(a)
(iii)	during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and
     App 3 r.13(2)(b)
(iv)	upon expiry of the 12-year period, the Company has caused an advertisement to be published in the newspapers, giving notice of its intention to sell such shares, and a period of three months has elapsed since such advertisement.

The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

(b)	To give effect to any sale contemplated by paragraph (a) the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such other documents as are necessary to effect the transfer, and such documents shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares or other securities in or of the Company or its holding company if any) or as the Board may from time to time think fit.
DOCUMENT DESTRUCTION
     DESTRUCTION OF REGISTRABLE DOCUMENTS, ETC.
156.	The Company shall be entitled to destroy all instruments of transfer, probate, letters of administration, stop notices, powers of attorney, certificates of marriage or death and other documents relating to or affecting title to securities in or of the Company (“Registrable Documents”) which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the register if purporting to have been made on the basis of an instrument of transfer or Registrable Document so destroyed was duly and properly made and every instrument of transfer or Registrable Document so destroyed was a valid and effective instrument or document duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a)	the provisions aforesaid shall apply only to the destruction of a document in good faith and without express notice of the Company of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)	nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c)	references herein to the destruction of any document include references to the disposal thereof in any manner.
Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of any documents referred to in this Article or any other documents in relation to share registration which may have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim.
ANNUAL RETURNS AND FILINGS
     ANNUAL RETURNS AND FILINGS
157.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Law.
ACCOUNTS
ACCOUNTS TO BE KEPT
App 13 Part B r.4(1)
158.	The Board shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions and otherwise in accordance with the Law.
     WHERE ACCOUNTS ARE TO BE KEPT
159.	The books of account shall be kept at the Company’s principal place of business in Hong Kong or, subject to the provisions of the Law, at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.
     INSPECTION BY MEMBERS
160.	The Board shall from time to time determine whether, to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members (other than officers of the Company) and no member shall have any right of inspecting any accounts or books or documents of the Company except as conferred by the Law or any other relevant law or regulation or as authorised by the Board or by the Company in general meeting.

ANNUAL PROFIT AND LOSS ACCOUNT AND BALANCE SHEET
App 13 Part B r.4(2)

161.	(a)	The Board shall, commencing with the first annual general meeting cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date to which the profit and loss account is made up and a Directors’ report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company’s affairs as at the end of such period, an Auditors’ report on such accounts prepared pursuant to Article 162 and such other reports and accounts as may be required by law.
ANNUAL REPORT OF DIRECTORS AND BALANCE SHEET TO BE SENT TO MEMBERS ETC.
App 13 Part B r.3(3) App 3 r.5

(b)	Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting be sent to every member of the Company and every holder of debentures of the Company or posted on the Internet where such copies are accessible to the general public and the Company notifies every member of the Company and every holder of debentures of the Company in writing of availability of such posted copies, provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.
AUDIT
AUDITORS
App 13 Part B r.4(2)
162.	The Auditors shall audit the profit and loss account and balance sheet of the Company in each year and shall prepare a report thereon to be annexed thereto. Such report shall be laid before the Company at its annual general meeting in each year and shall be open to inspection by any member. The Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Board or any general meeting of the members, make a report on the accounts of the Company in general meeting during their tenure of office.

     APPOINTMENT AND REMUNERATION OF AUDITORS
163.	The Company shall at any annual general meeting ratify an auditor or auditors of the Company appointed by the Audit Committee of the Board who shall hold office until the next annual general meeting. The remuneration of the Auditors shall be fixed by the Audit Committee of the Board. No person may be appointed as the, or an, Auditor, unless he is independent of the Company. The Audit Committee of the Board may before the first annual general meeting appoint an auditor or auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the members in general meeting in which case the members at that meeting may appoint Auditors. The Audit Committee of the Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act.
     WHEN ACCOUNTS TO BE DEEMED SETTLED
164.	Every statement of accounts audited by the Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive.
NOTICES
SERVICE OF NOTICES
App 3 r.7(1)

165.	(a)	Any notice or document (including a share certificate) may be served by the Company and any notices may be served by the Board on any member either personally or by sending it to such member at his registered address as appearing in the register or (in the case of notice) by advertisement published in the newspapers. For the purposes of this Article, a notice may be sent by letter mail, courier service, cable, telex, telecopier, facsimile, electronic mail, the Internet or other mode of representing words in a legible form. In the case of joint holders of a share, all notices shall be given to that holder for the time being whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

	(b)	Notice of every general meeting shall be given in any manner hereinbefore authorised to:
(i)	every person shown as a member in the register of members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of members;

(ii)	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member of record where the member of record but for his death or bankruptcy would be entitled to receive notice of the meeting;

(iii)	the Auditors; and

(iv)	each Director.

No other person shall be entitled to receive notices of general meetings.
MEMBERS OUT OF HONG KONG
App.3 r.7(2)
App 3 r.7(3)
166.	A member shall be entitled to have notice served on him at any address within Hong Kong. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who has no registered address in Hong Kong shall be deemed to have received any notice which shall have been displayed at the transfer office and shall have remained there for a period of 24 hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed, provided that, without prejudice to the other provisions of these Articles, nothing in this Article 166 shall be construed as prohibiting the Company from sending, or entitling the Company not to send, notices or other documents of the Company to any member whose registered address is outside Hong Kong.
     WHEN NOTICE DEEMED TO BE SERVED
167.	Any notice or document sent by post shall be deemed to have been served on the day following that on which it is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so addressed and put into such post office shall be conclusive evidence thereof. Any notice delivered or left at a registered address otherwise than by post shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, delivered to the courier or to the cable company or transmitted by telex, facsimile, electronic mail, the Internet, or such other method as the case may be. Any notice served by advertisement shall be deemed to have been served on the day of issue of the official publication and/or newspaper(s) in which the advertisement is published (or on the last day of issue if the publication and/or newspaper(s) are published on different dates).
     SERVICE OF NOTICE TO PERSONS ENTITLED ON DEATH, MENTAL DISORDER OR BANKRUPTCY OF A MEMBER
168.	A notice may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him or them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.
     TRANSFEREE BOUND BY PRIOR NOTICES
169.	Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly given to the person from whom he derives his title to such share.
     NOTICE VALID THOUGH MEMBER DECEASED
170.	Any notice or document delivered or sent by post or left at the registered address of any member otherwise than by post in pursuance of these Articles, shall notwithstanding that such member be then deceased and whether or not the Company has notice of his death be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.
     HOW NOTICE TO BE SIGNED
171.	The signature to any notice to be given by the Company may be written or printed by means of facsimile.
INFORMATION
     MEMBER NOT ENTITLED TO INFORMATION
172.	No member shall be entitled to require discovery of or any information in respect of any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the

Company and which in the opinion of the Board would not be in the interests of the members or the Company to communicate to the public.
     DIRECTORS ENTITLED TO DISCLOSE INFORMATION
173.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the register of members and transfer books of the Company.
WINDING UP
     POWER TO DISTRIBUTE ASSETS IN SPECIE FOLLOWING LIQUIDATION
174.	If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court), the liquidator may, with the authority of a special resolution of the Company and any other sanction required by the Law divide among the members in specie or kind the whole or any part of the assets of the Company (whether the assets shall consist of property of one kind or shall consist of properties of different kinds) and may for such purpose set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority or sanction vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like authority or sanction and subject to the Law, shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no member shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.
     DISTRIBUTION OF ASSETS IN LIQUIDATION
175.	If the Company shall be wound up, and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

     SERVICE OF PROCESS
176.	In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person’s full name, address and occupation upon whom all summonses, notices, process, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.
INDEMNITIES
     INDEMNITIES OF DIRECTORS AND OFFICERS

177.	(a)	To the fullest extent permitted by applicable laws, as the same exists or as may hereafter be amended, a Director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of any fiduciary duty as a Director. Notwithstanding the foregoing, every Director, Auditor or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities incurred or sustained by him as a Director, Auditor or other officer of the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted.

	(b)	Notwithstanding the foregoing, subject to the Companies Law, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability.

FINANCIAL YEAR
     FINANCIAL YEAR
178.	The financial year of the Company shall be prescribed by the Board and may, from time to time, be changed by it.
AMENDMENT OF MEMORANDUM AND ARTICLES
AMENDMENT OF MEMORANDUM AND ARTICLES
App 13 Part B r.1
179.	Subject to the Law, the Company may at any time and from time to time by special resolution alter or amend its Memorandum of Association and Articles of Association in whole or in part.

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SINA CORPORATION
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF SINA CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 8, 2008
     The undersigned shareholder of SINA Corporation, a Cayman Islands company, (the “Company”) hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, each dated July 16, 2008, and hereby appoints Charles Chao and Herman Yu or either of them, OR                     , (shareholder to fill in only if shareholder chooses a person other than Charles Chao or Herman Yu as proxy) proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of SINA Corporation to be held on Monday, September 8, 2008 at 10:00 a.m., local time, at JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side:
PLEASE SIGN ON REVERSE SIDE AND RETURN IMMEDIATELY

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SINA CORPORATION
September 8, 2008
Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
ê Please detach along perforated line and mail in the envelope provided. ê

2 0 3 3 0 3 0 0 0 0 0 0 0 0 0 0 0 0 0 0 3	0 9 0 8 0 8

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS LISTED BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF CLASS III DIRECTORS:

NOMINEES:
☐ ☐	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES	O O O	Pehong Chen Lip-Bu Tan Yichen Zhang

☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

		FOR	AGAINST	ABSTAIN
2.	RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY:	☐	☐	☐
		FOR	AGAINST	ABSTAIN
3.	AS A SPECIAL RESOLUTION, APPROVAL OF THE AMENDMENT AND RESTATEMENT OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION:	☐	☐	☐

THIS PROXY WILL BE VOTED AS DIRECTED OR, WHERE CHARLES CHAO OR HERMAN YU ARE THE PROXY HOLDERS, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) FOR THE ELECTION OF CLASS III DIRECTORS; (2) FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY; (3) FOR THE APPROVAL AS A SPECIAL RESOLUTION OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION IN ITS ENTIRETY BY ADOPTING THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION; AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING.

You can view the Proxy Statement and our 2007 Annual Report to Shareholders at http://phx.corporate-ir.net/phoenix.zhtml?c=121288&p=irol-Proxy.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.